EXHIBIT 99.1

Evaxion announce 2027 financial calendar

COPENHAGEN, Denmark, November 12, 2026 - Evaxion A/S (NASDAQ: EVAX) (“Evaxion”), a clinical-stage TechBio company developing novel immunotherapies with its pioneering AI-Immunology™ platform, announces its financial calendar for 2027 as summarized below:

March 4, 2027: Business update and full year 2026 financial results

April 29, 2027: Annual General Meeting

May 4, 2027: Business update and first quarter 2027 financial results

August 19, 2027: Business update and second quarter 2027 financial results

November 18, 2027: Business update and third quarter 2027 financial results

The financial calendar is also available on our website, with additional details about each event, including how to join conference calls and webcasts.

Contact information
Evaxion A/S
Mads Kronborg
Vice President, Investor Relations & Communication
+45 53 54 82 96
mak@evaxion.ai

About Evaxion
Evaxion is a pioneering clinical-stage TechBio company based upon its proprietary, clinically validated and scalable AI platform, AI-Immunology™. The platform harnesses the power of artificial intelligence to decode the human immune system and develop novel immunotherapies for cancer as well as infectious and autoimmune diseases.

With AI-Immunology™ we conduct rapid, efficient and high-quality target discovery, drug design and development. Our team of +40 experts covers the entire value chain from target discovery to clinical development.

We have developed a pipeline of both personalized and off-the-shelf cancer vaccine candidates as well as prophylactic vaccine candidates for infectious diseases. All our candidates address high unmet medical needs, reflecting our commitment to transforming patients’ lives by providing innovative and targeted treatment options.

For more information about Evaxion, AI-Immunology™ and our pipeline, please visit our website.

Forward-looking statement
This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “target,” “believe,” “expect,” “hope,” “aim,” “intend,” “may,” “might,” “anticipate,” “contemplate,” “continue,” “estimate,” “plan,” “potential,” “predict,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could,” and other words and terms of similar meaning identify forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various factors, including, but not limited to, risks related to: our financial condition and need for additional capital; our development work; cost and success of our product development activities and preclinical and clinical trials; commercializing any approved pharmaceutical product developed using our AI platform technology, including the rate and degree of market acceptance of our product candidates; our dependence on third parties including for conduct of clinical testing and product manufacture; our inability to enter into partnerships; government regulation; protection of our intellectual property rights; employee matters and managing growth; our ADSs and ordinary shares, the impact of international economic, political, legal, compliance, social and business factors, including inflation, and the effects on our business from other significant geopolitical and macro-economic events; and other uncertainties affecting our business operations and financial condition. For a further discussion of these risks, please refer to the risk factors included in our most recent Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission (SEC), which are available at www.sec.gov. We do not assume any obligation to update any forward-looking statements except as required by law.